SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           FORM 12b-25

                                 Commission File Number  0-21662

                        NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [x] Form
10-Q [ ] Form N-SAR

For Period Ended: March 31, 1995


[ ] Transition Report on Form 10-K    [ ] Transition Report on Form
                                         10-Q
[ ] Transition Report on Form 20-F    [ ] Transition Report on Form
                                        N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                          Not applicable

                      Part I.  Registrant Information

Full name of registrant: Dataguard Recovery Services, Inc.

Former name if applicable: N/A

Address of principal executive office (Street and number):

                              10301 Linn Station Road
                              P.O. Box 37144

City, State and Zip Code:     Louisville, Kentucky 40233-7144


                     Part II.  Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                           Part III.  Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant provides computer disaster recovery services, including computer backup services to users of large-scale Bull and IBM computer systems. As of December 31, 1994, the Registrant had approximately $5.7 million in assets, approximately 750 record and beneficial shareholders, and 22 employees at its Louisville, Kentucky corporate offices and computer center.

     During the first quarter of 1995, the Registrant completed an extraordinary transaction--the acquisition of contracts and certain other operating assets of Twinsys, S.A., a leading French computer backup services firm that had been placed in receivership in November 1994. The acquisition is described in greater detail below and in the Registrant's Current Report on Form 8-K dated February
3, 1995, as amended by Forms 8-K/A filed April 19, 1995 and May 15,
1995.

     In its Form 10-QSB for the Quarter Ended March 31, 1995, the Registrant is reporting for the first time the combined operations of the Registrant and its new French subsidiary. The Registrant's acquisition of the Twinsys' business has substantially increased the Registrant's revenues and total assets. During the past three months, the Company's employees have devoted a substantial amount of their time to restoring the former Twinsys operations, locating and analyzing business records, and integrating the French operations with those of the parent Company. Due to the extraordinary circumstances of the acquisition, a number of novel and complex accounting issues have arisen regarding the scope of the Registrant's obligation to present financial information about the business formerly conducted by Twinsys, the availability of such information, and other issues. It requires an extraordinary effort for a company of the Registrant's size and limited resources to resolve such issues, particularly when they involve operations in another country, a different language and different accounting rules and conventions, and the need to reconstruct historical financial records of a formerly closely held company. Based on these reasons, the Form 10-QSB could not be filed within the prescribed time period without unreasonable effort and expense.

                        Part IV.  Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

     Alan K. MacDonald              (502)          589-5400
        (Name)                    (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify
report(s).                                           [ ] Yes [X] No

     Current Report on Form 8-K dated February 3, 1995, as amended by Forms 8-K/A filed April 19, 1995 and May 15, 1995 (Report of independent auditors stated no opinion).

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in
the subject report or portion thereof?               [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     A significant change is expected to be reported due to previously reported developments in the Company's North American operations. The degree to which that change may be ameliorated by the results of the Company's newly acquired French subsidiary has not been fully determined for the reasons stated in Part III.



























                     DATAGUARD RECOVERY SERVICES, INC.
               (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 15, 1995             By /s/ Richard W. Smith

                                Richard W. Smith, President